SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

China Distance Education Holdings Limited

Form  6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: July 24, 2013

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 22, 2013

On August 22, 2013, China Distance Education Holdings Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., local time, at O’Melveny & Myers LLP, 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong for the following purposes:

1.	Re-election of Annabelle Yu Long and Xiaoshu Chen as class B directors of the Company.

2.	Approval and ratification of (i) re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent auditor for the fiscal year ending September 30, 2013; and (ii) authorization to the board of directors and its audit committee to determine the remuneration of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

3.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors in the attached proxy statement. Only shareholders registered in the register of members at the close of business on July 22, 2013 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Mr. Zhi Wang, China Distance Education Holdings Limited, 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2012 Annual Report are also available through our investor relations website at http://ir.cdeledu.com. You can also request a hard copy of the Company’s audited financial statements for the fiscal year ended September 30, 2012 free of charge. Such requests should be directed to our investor relations representatives by email to IR@cdeledu.com, or in writing to China Distance Education Holdings Limited, 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing China, 100083.

By Order of the Board of Directors,

/s/ Zhengdong Zhu
Zhengdong Zhu
Chairman of the Board and
Chief Executive Officer

July 22, 2013

Exhibit 99.2

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on August 22, 2013 at 10:00 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at O’Melveny & Myers LLP, 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of China Distance Education Holdings Limited (the “Company”) at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing China, 100083, if you hold our ordinary shares, or to Deutsche Bank Trust Company Americas at 60 Wall Street, New York, NY U.S.A. 10005 if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on July 22, 2013 (the “Record Date”) are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2013, 135,429,741 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, approximately 40,175,355 of which were represented by ADSs (with each ADS representing four ordinary shares). Two (2) or more shareholders entitled to vote and present in person, or (in the case of an ordinary shareholder being a corporation) by its duly authorised representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the Record Date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person, or (in the case of an ordinary shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid ordinary shares held by such ordinary shareholder. In accordance with Article 66 of the Articles of Association of the Company, the chairman of the meeting intends to demand that voting at the annual general meeting be conducted by way of poll. The results of the poll shall be deemed to be the resolutions of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only Deutsche Bank Trust Company Americas may vote those ordinary shares at the annual general meeting.

Deutsche Bank Trust Company Americas and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Deutsche Bank Trust Company Americas will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

RE-ELECTION OF CLASS B DIRECTORS

According to Article 87 of our Articles of Association, our board of directors is divided into three classes, namely class A directors, class B directors, and class C directors; at each subsequent annual general meeting after the third annual general meeting following the completion of our initial public offering, one third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office by rotation. As a result, Annabelle Yu Long and Xiaoshu Chen, who are our class B directors, are subject to retirement and re-election at this meeting. We now hereby nominate Annabelle Yu Long and Xiaoshu Chen for re-election as class B directors at the 2013 annual general meeting. Annabelle Yu Long and Xiaoshu Chen will hold office for a three year term and until his or her successor is elected and is duly qualified, or until his or her disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the elections of Annabelle Yu Long and Xiaoshu Chen. The board has no reason to believe that they will be unable or unwilling to serve as director if elected. In the event that Annabelle Yu Long and Xiaoshu Chen should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominees as management may propose.

The following table sets forth certain information of Annabelle Yu Long and Xiaoshu Chen, including their ages as of July 22, 2013, the principal positions currently held by them and their biography:

Name	Age	Position

Annabelle Yu Long	40	Independent Director
Xiaoshu Chen	47	Independent Director

Annabelle Yu Long is an independent director of our company. She has served as Chief Executive of Bertelsmann China Corporate Center and Managing Director of Bertelsmann Asia Investments, or BAI, the strategic investment arm of Bertelsmann AG since 2008. BAI is an affiliate of Bertelsmann Asia Investments AG. In addition, she has served as board member for BMG Right Management Germany GMBH. From 2005 to 2007, Ms. Long was a principal of Bertelsmann Digital Media Investments. Ms. Long received her bachelor’s degree in science and electric engineering from the University of Electronic Science and Technology in China in 1994, and her master’s degree in business administration from Stanford Graduate School of Business in 2005.

Xiaoshu Chen is an independent director of our company, and currently a professor and an assistant director at the Department of Radio Engineering of SISE Southeast University in China. From 1985 to 2001, Professor Chen worked as an assistant lecturer, lecturer and assistant professor at the same department. Professor Chen has almost 20 years of experience in communication systems and network research. He graduated in 1985 from the Department of Radio Engineering of the Nanjing Institute of Technology in China with a bachelor’s degree in engineering. He obtained his master’s degree in engineering in 1990 from the same university.

The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE ELECTIONS OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

APPROVAL AND RATIFICATION OF (i) RE-APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP AS OUR INDEPENDENT AUDITOR; AND (ii) AUTHORIZATION TO OUR BOARD OF DIRECTORS AND OUR AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Our audit committee recommends, and our board of directors concurs, that the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent auditor for the fiscal year ending September 30, 2013, be hereby approved and ratified.

Under the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditor at the annual general meeting, and remuneration of the independent auditor shall also be fixed by the Company in the annual general meeting or in such manner as the shareholders may determine. We now hereby propose our board of directors and our audit committee be authorized to determine the remuneration of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

In the event our shareholders fail to vote in favor of the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, APPROVAL AND RATIFICATION OF (i) THE RE-APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING SEPTEMBER 30, 2013; AND (ii) THE AUTHORIZATION TO THE BOARD OF DIRECTORS AND ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Zhengdong Zhu
Zhengdong Zhu
Chairman of the Board and
Chief Executive Officer

July 22, 2013

Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CHINA DISTANCE EDUCATION HOLDINGS LIMITED FOR THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 22, 2013

The undersigned shareholder of China Distance Education Holdings Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated July 22, 2013, and hereby appoints Mr. Zhi Wang with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on August 22, 2013 at 10:00 a.m., local time, at O’Melveny & Myers LLP, 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong, and at any adjournment or postponements thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:

Proposal 1:	Re-election Annabelle Yu Long and Xiaoshu Chen as class B directors of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2:	Approval and ratification of (i) re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent auditor for the fiscal year ending September 30, 2013; and (ii) authorization to the board of directors and its audit committee to determine the remuneration of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

For	Against	Abstain
☐	☐	☐

Dated:              2013

Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on July 22, 2013. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.